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Tripos, Inc.

Jim Rubin

Chief Financial Officer

(314) 647-8837

(Media only)

Waggener Edstrom Worldwide

Bioscience and Healthcare Practice

Lisa Osborne

Account Director

(202) 326-0793

lisao@waggeneredstrom.com

For Release 7 a.m. EST

Jan. 24, 2006

Tripos Completes Reduction in Force for Its Discovery Research Business

Action Results in Job Losses, Primarily in the U.K.

ST. LOUIS - Jan. 24, 2006 - Tripos, Inc. (Nasdaq: TRPS), a leading provider of drug discovery chemistry and informatics products and services, today announced implementation of its reduction in force for its Discovery Research business. This action coincides with the conclusion of the 30-day consultation period with employees mandated by U.K. law and previously announced by Tripos on
Dec. 19, 2005. The reduction in force is an integral part of Tripos' plan to streamline and refine its Discovery Research business and associated cost structure.

The company is reducing the number of employees by 76 positions at Tripos Discovery Research Ltd. (TDR) based in Bude, England. Before this action was taken, TDR had 161 employees. However, more than half of the employees affected are leaving under a voluntary separation plan. Tripos is offering all affected employees severance packages and is assisting them with outplacement services.

"This was a difficult but necessary decision to ensure the success of the company," said Dr. John P. McAlister, president and CEO of Tripos. "Tripos values its employees and the contributions they make to the company very highly, so this decision was only reached after careful consideration of our current business needs. As our four-year $90 million file enrichment project with Pfizer Inc. drew to a close in December, we reevaluated the staffing levels required to continue to provide our customers with the highest-quality service and concluded that a staff reduction would be necessary. This action takes into account all recently closed business deals and near-term pipeline opportunities."

The company also plans to close a 6,000-square-foot temporary laboratory building in Bude and explore alternate uses for or disposition of the excess property.

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Tripos Completes Reduction in Force for Its Discovery Research Business                                                               Page 2

Tripos estimates that it will incur restructuring charges of approximately $1.8 million associated with the work-force reduction and related costs. This figure includes $0.9 million for severance and related employee costs and a $0.9 million asset write-off associated with the closure of the temporary laboratory building. This does not include any other potential asset impairment charges and is subject to change as further analysis is conducted. These charges will be recorded in the first quarter of 2006.

Dr. Mark Allen, senior vice president and managing director of TDR, said, "I am very proud of all my colleagues at TDR and the contributions they have made both to the company and industry. I look forward to building upon the foundation they have helped to lay as we continue to provide our customers with high-value discovery research services, actively pursue developing business opportunities, and continue to sign new deals."

TDR will maintain its focus on providing value-added, knowledge-led research services for the life science industry. It offers integrated medicinal chemistry services to accelerate the hit-finding, lead discovery and lead optimization drug discovery processes as well as the compound collection enhancement activities that leverage its unique design, high-speed production and purifications skills. TDR continues the development of its LeadDiscovery™ program, generating valuable intellectual property that will be leveraged in external research partnerships.

General

This press release contains forward-looking statements concerning, among other things: (1) expectations regarding future revenues and earnings, product introductions, growth in product sales, resource allocation and capacity; (2) expectations regarding the anticipated costs and cost savings associated with the reduction in force and the ability of Tripos to successfully manage its excess real property; (3) expectations regarding existing and future opportunities for drug discovery collaborations; (4) expectations regarding the success of Tripos' LeadDiscovery program. These statements are based upon numerous assumptions which Tripos cannot control and involve risks and uncertainties that could cause actual results to differ. These statements should be understood in light of the risk factors set forth in the Company's filings with the Securities and Exchange Commission, including, without limitations those factors set forth in the Company's Form 10-K for the fiscal year ended Dec. 31, 2004, and from time to time in the Company's periodic filings with the Securities and Exchange Commission. Except as otherwise required under federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

About Tripos, Inc.

Tripos (Nasdaq: TRPS) combines leading-edge technology and innovative science to deliver consistently superior chemistry-research products and services for the biotechnology, pharmaceutical and other life science industries. Within Tripos' Discovery Informatics (DI) business, the company provides software products and consulting services to develop, manage, analyze and share critical drug discovery information. Within Tripos' Discovery Research (DR) business, Tripos' medicinal chemists and research scientists partner directly with clients in their research initiatives, leveraging state-of-the-art information technologies and research facilities. Further information on Tripos can be found at http://www.tripos.com.

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Tripos and the Tripos logo are registered trademarks of Tripos, Inc., and/or its affiliates in the United States and certain other countries.  All other trademarks mentioned in this document are the property of their respective owners.